Exhibit 99.1

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of a Senior Officeholder Who Ceased to Hold Office
Regulation 34(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

1.	First name:	Arie
	Surname:	Silverberg
	Type of identification number	I.D. card number
	I.D. number:	042508754
	Citizenship:	Private individual with Israeli citizenship
Country of citizenship:

2.	Office that he ceased to hold:	Director

3.	Date on which he ceased to hold office:	30/06/2008
	Date incumbency began:	18/07/2006

4.	To the best of the corporation's knowledge, the resignation does not involve circumstances that must be brought to the attention of the holders of the corporation's securities.

5.	Manner of ending incumbency:	Resignation

6.	After leaving office, will the senior officeholder continue to be:
	a. an interested party?	No.
	b. a senior officeholder?	No.

7.	Did the company deem the resigning director to possess financial and accounting expertise?	No.

8.	n/a

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of a Senior Officeholder Who Ceased to Hold Office
Regulation 34(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

1.	First name:	Arie
	Surname:	Zief
	Type of identification number	I.D. card number
	I.D. number:	009792482
	Citizenship:	Private individual with Israeli citizenship
Country of citizenship:

2.	Office that he ceased to hold:	Director

3.	Date on which he ceased to hold office:	30/06/2008
	Date incumbency began:	18/07/2006

4.	To the best of the corporation's knowledge, the resignation does not involve circumstances that must be brought to the attention of the holders of the corporation's securities.

5.	Manner of ending incumbency:	Resignation

6.	After leaving office, will the senior officeholder continue to be:
	a. an interested party?	No.
	b. a senior officeholder?	No.

7.	Did the company deem the resigning director to possess financial and accounting expertise?	Yes.

8.	n/a

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of a Senior Officeholder Who Ceased to Hold Office
Regulation 34(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

1.	First name:	Mordechai
	Surname:	Peled
	Type of identification number	I.D. card number
	I.D. number:	056092711
	Citizenship:	Private individual with Israeli citizenship

2.	Office that she ceased to hold:	Director

3.	Date on which she ceased to
	hold office:	30/06/2008
	Date incumbency began:	18/07/2006

4.	To the best of the corporation's knowledge, the resignation does not involve circumstances that must be brought to the attention of the holders of the corporation's securities.

5.	Manner of ending incumbency:	Resignation

7.	After leaving office, will the senior officeholder continue to be:
	a. an interested party?	No.
	b. a senior officeholder?	No.

8.	Did the company deem the resigning
director to possess financial and
	accounting expertise?	Yes.

9.	Following is the text of the notice
of resignation by an external director,
	and the reasons for his resignation.	n/a

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of a Senior Officeholder Who Ceased to Hold Office
Regulation 34(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

1.	First name:	Irit
	Surname:	Ben Ami
	Type of identification number	I.D. card number
	I.D. number:	056794852
	Citizenship:	Private individual with Israeli citizenship

2.	Office that she ceased to hold:	Director

3.	Date on which she ceased to hold office:	30/06/2008
	Date incumbency began:	18/07/2006

4.	To the best of the corporation's knowledge, the resignation does not involve circumstances that must be brought to the attention of the holders of the corporation's securities.

5.	Manner of ending incumbency:	Resignation

6.	After leaving office, will the senior officeholder continue to be:
	a. an interested party?	No.
	b. a senior officeholder?	No.

7.	Did the company deem the resigning
director to possess financial and
	accounting expertise?	Yes.

8.	Following is the text of the notice
of resignation by an external director,
	and the reasons for his resignation.	n/a

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of a Senior Officeholder Who Ceased to Hold Office
Regulation 34(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

1.	First name:	Eran
	Surname:	Schwartz
	Type of identification number	I.D. card number
	I.D. number:	059224121
	Citizenship:	Private individual with Israeli citizenship

2.	Office that he ceased to hold:	Chairman of the Board of Directors

3.	Date on which he ceased to hold office:	01/07/2008
	Date incumbency began:	18/07/2006

4.	To the best of the corporation's knowledge, the resignation does not involve circumstances that must be brought to the attention of the holders of the corporation's securities.

5.	Manner of ending incumbency:	Resignation

6.	After leaving office, will the senior officeholder continue to be:
	a. an interested party?	No.
	b. a senior officeholder?	No.

7.	Did the company deem the resigning director to possess financial and accounting expertise?	Yes.